Filed by Ares Acquisition Corporation and X-Energy Reactor Company, LLC

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

FOR IMMEDIATE RELEASE

Energy Northwest and X-energy Sign Joint Development Agreement for Xe-100 Advanced Small Modular Reactor Project

Project to potentially deploy up to 12 Xe-100 modules, 960 MW of Carbon-Free Power

RICHLAND, Washington and ROCKVILLE, Maryland – July 19, 2023 – Energy Northwest, a premier provider of carbon-free electricity, and X-Energy Reactor Company, LLC (“X-energy”), a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation, today announced the signing of a joint development agreement (“JDA”) for up to 12 Xe-100 advanced small modular reactors in central Washington capable of generating up to a total of 960 megawatts of carbon-free electricity. Energy Northwest expects to bring the first Xe-100 module online by 2030.

Energy Northwest owns or operates numerous clean energy generating facilities throughout the Northwest region of the United States, including Columbia Generating Station in Richland, which is the only commercial nuclear energy facility in the region. Under the JDA, the Xe-100 project is expected to be developed at a site controlled by Energy Northwest adjacent to Columbia Generating Station.

Energy Northwest and X-energy have engaged extensively on plans for an Xe-100 facility in central Washington since 2020. The JDA defines and details the scope, location, and schedule under which the commercial development of the project will move forward. The companies will also work together to determine the best approaches to licensing and regulatory matters, as well as the project delivery model.

“Energy Northwest’s mission is to provide the region with clean, reliable and affordable electricity, and X-energy’s innovative advanced reactor technology will be a valuable addition to our existing portfolio of carbon-free electric generating resources,” said Bob Schuetz, CEO of Energy Northwest. “As the Northwest region of the United States pursues a future clean energy grid, it is clear it will need new sources of dependable, carbon-free power. X-energy’s Xe-100 advanced reactor technology possesses many attributes ideally suited to a carbon-constrained electric system, and this agreement reflects our determination to deliver the technologies to meet growing clean energy needs.”

“Energy Northwest is a leader in building the clean energy grid, and the advancement of our partnership is expected to help meet growing commercial and household demand for reliable carbon-free energy across the state of Washington,” said J. Clay Sell, CEO of X-energy. “X-energy is eager to bring the insights and learnings from our ARDP experience to successfully deliver an Xe-100 nuclear power plant in central Washington. Energy Northwest’s experience as a leading nuclear operator in the region uniquely positions it to showcase the benefits and scalability of advanced nuclear.”

Each Xe-100 module can provide 80 megawatts of full-time electricity or 200 megawatts of high-temperature steam. X-energy’s innovative and simplified modular design is road-shippable and intended to drive scalability, accelerate construction timelines and create more predictable and manageable construction costs. The Xe-100 high-temperature gas-cooled reactor technology can power a broad range of applications through its high-temperature steam output that can address the needs of large regional electricity providers as well as industrial manufacturing systems.

As previously announced in May 2023, Dow Inc. (NYSE: DOW) selected its UCC Seadrift Operations manufacturing site on the Texas Gulf Coast for X-energy’s first deployment of the Xe-100 as part of the U.S. Department of Energy’s Advanced Reactor Demonstration Program (“ARDP”). X-energy was awarded $1.2 billion from the U.S. Department of Energy in 2021 under the ARDP in federal cost-shared funding to develop, license, build and demonstrate an operational advanced reactor and fuel fabrication facility by the end of the decade.

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About Energy Northwest

Energy Northwest is a Washington state public power joint operating agency and a premier provider of carbon-free electricity. Energy Northwest comprises 28 public power member utilities, serving more than 1.5 million customers, and provides its members and regional customers with safe, reliable, cost-effective, responsible power generation and innovative energy and business solutions. The agency owns and operates hydroelectric, solar, battery storage, wind and the Northwest’s only nuclear power facility. Energy Northwest also delivers transportation electrification infrastructure and explores new generation projects to the benefit of public power.

About X-Energy Reactor Company, LLC

X-Energy Reactor Company, LLC, is a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular, and intrinsically safe SMR design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with conventional nuclear. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

As previously announced on December 6, 2022, X-energy entered into a definitive business combination agreement with Ares Acquisition Corporation (NYSE: AAC) (“AAC”), a publicly-traded special purpose acquisition company. Upon the closing of the transaction, which is expected to be completed in the summer of 2023, the combined company will be named X-Energy, Inc. and its common equity securities and warrants are expected to be listed on the New York Stock Exchange.

Completion of the transaction is subject to approval by AAC’s shareholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions.

About Ares Acquisition Corporation

AAC is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

In connection with the business combination (the “Business Combination”) with X-energy, AAC filed a registration statement on Form S-4 on January 25, 2023, as amended by Amendment No. 1 thereto, filed on March 24, 2023, Amendment No. 2 thereto, filed on June 12, 2023 and Amendment No. 3 thereto, filed on July 3, 2023 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates, expectations with regards to X-energy’s partnership with Dow and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) the inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (7) the risk that any proposed business combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the proposed business combination; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (12) the persistent impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (15) whether government funding for high assay low enriched uranium for government or commercial uses will result in adequate supply on anticipated timelines to support X-energy’s business; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (18) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (19) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-Energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the Registration Statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Energy Northwest

Media:

Jason Herbert

jcherbert@energy-northwest.com

+1-703-622-2010

X-energy

Investors:

XenergyIR@icrinc.com

Media:

XenergyPR@icrinc.com

Ares Acquisition Corporation

Investors:

Carl Drake and Greg Mason

+1-888-818-5298

IR@AresAcquisitionCorporation.com

Media:

Jacob Silber

+1-212-301-0376

media@aresmgmt.com